November 29, 2006

Pamela Carmody, Special Counsel Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

CONFIDENTIAL CORRESPONDENCE VIA FACSIMILE AND EDGAR TRANSMISSION

Re:	Petrobras International Finance Company Registration Statement on Form F-4 Filed November 1, 2006 File No. 333-138345

Dear Ms. Carmody:

Thank you for your comment letter dated November 15, 2006 related to the initial registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2006 by Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PIFCo”, and together with Petrobras, the “Companies”).

The Companies are submitting herewith responses to the comments of the staff. For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Pamela Carmody

Comment

1. The cash portion of the exchange consideration is based on discounted values of the Notes that will be calculated after the Early Tender Date. Accordingly, holders who tender prior to this time, and who will no longer have withdrawal rights, will not know what cash consideration they will receive. Please advise us as to what consideration you gave to staff guidance available on the use of formula pricing and fixed spread pricing. See, e.g., Lazard Freres & Co., August 11, 1995 and Goldman Sachs & Co., December 3, 1993.

Response

Based on our telephone conversations with you, we understand the staff is satisfied that the structure of the Exchange Offers is consistent with past written and oral guidance from the staff.

Comment

2. While we note the disclosure that the Total Exchange Price includes an Early Tender Payment, it is unclear from the formula how it is included. For example, under “Determination of the Total Exchange Price” on page 30, the disclosure indicates that the Total Exchange Price will equal (a) the discounted value of the Old Notes less (b) accrued and unpaid interest. The formula provided does not appear to include an Early Tender Payment in the calculation. Please advise. Further, please provide Schedule B for our review.

Response

The Early Tender Payment is not a discrete amount that is included in the formula to calculate the Total Exchange Price; rather, it is simply a designation of a portion of the amount that results from the formula used to calculate the Total Exchange Price. In order to clarify this point, we propose to revise the disclosure to indicate that the Companies will designate a portion of the Total Exchange Price as the Early Tender Payment. After the presentation of the formula to calculate the Total Exchange Price on page 30 under “Determination of the Total Exchange Price,” we propose to revise the disclosure as follows (additions are underlined and deletions are stuck through):

The Total Exchange Price for each series of Old Notes will be rounded to the nearest U.S.$0.01, and ~~it includes an~~we have designated U.S.$[ ] of the Total Exchange Price as the Early Tender Payment ~~of U.S.$[ ]~~ for each U.S.$1,000 principal amount of Old Notes of a series tendered, which will be paid only to holders who validly tender their Old Notes on or prior to the applicable Early Tender Date and do not validly withdraw their tenders. Holders who validly tender their Old Notes after the applicable Early Tender Date will receive, for each U.S.$1,000 principal amount of Old Notes tendered, the Exchange Price, which represents the Total Exchange Price for that series of Old Notes minus the Early Tender Payment of U.S.$[ ].

Pamela Carmody

In addition, we propose to make conforming changes in the registration statement on Form F-4 on the cover page, in the “Summary of the Exchange Offers” on page 9 and on the cover of the Letter of Transmittal on page I-1.

In response to your request to review Schedule B of the registration statement, as we discussed on the telephone, the economic terms of that Schedule will be based on the Companies’ determination of appropriate spreads for valuing the securities and on relative market values for the Companies’ securities as of one or two business days prior to launch. Therefore, we are unable to produce the final version of Schedule B at this time. Nevertheless, we have included in Annex A to this letter as supplemental information for the staff’s review an illustrative example of Schedule B based on hypothetical spreads and trading data as of a recent date. The final version of Schedule B will have substantially the same format as the illustrative example and will be included in a pre-effective amendment.

* * *

The Companies plan to file on or around December 8, 2006 a pre-effective amendment to the registration statement on Form F-4 that will include the changes proposed above as well as updated financial information for the nine-month period ended September 30, 2006. The Companies plan to launch the transaction in early January 2007.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued attention to and review of the registration statement. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2632 or Francesca Lavin at (212) 225-2530.

Very truly yours,

/s/ David Lopez

David Lopez

cc:	Francesca Lavin

Cleary Gottlieb Steen & Hamilton LLP

Annex A

TO RESPONSE LETTER OF PETROBRAS

ILLUSTRATIVE EXAMPLE OF SCHEDULE B

	Old Notes					Reopening Notes
CPN	12.375%	9.875%	9.750%	9.125%	7.750%	6.125%
Maturity	01-Apr-08	09-May-08	06-Jul-11	02-Jul-13	15-Sep-14	06-Oct-16
Reference US Treasury	UST 4.625% due 3/31/08	UST 2.625% due 5/15/08	UST 5.125% due 6/30/11	UST 4.25% due 8/15/13	UST 4.25% due 8/15/14	UST 4.625% due 11/15/16
Reference Yield	4.882%	4.818%	4.601%	4.581%	4.591%	4.599%
Fixed Spread	10 bps	10 bps	22 bps	99 bps	111 bps	145 bps
Exchange Yield	4.982%	4.918%	4.821%	5.571%	5.701%	NA
Reopen Yield	NA	NA	NA	NA	NA	6.049%
N	3	3	10	14	16	20
S	77	39	162	166	93	72
Total Exchange Price	$1,090.82	$1,065.80	$1,199.18	$1,192.51	$1,126.68	NA
Accrued Interest (Old Notes)	$26.47	$10.70	$43.88	$42.08	$20.02	NA
Reopen Issue Price	NA	NA	NA	NA	NA	$1,005.45
Accrued Interest (Reopening Notes)	NA	NA	NA	NA	NA	$12.25
Cash Payment	$99.59	$58.80	$225.36	$216.89	$129.00	NA

The illustrative example shown above is as of November 17, 2006 and assumes a settlement date of December 18, 2006. Spreads and Reference Treasuries are subject to change prior to finalization of this Schedule.